Exhibit 99.1

Nano Dimension’s Q4/21 Revenue Indicates Approximately 200% Growth Expected in Full Year 2022 over 2021

Revenues for Full Year 2021 and 4th Quarter 2021: $10.5M and $7.5M

209% and 280% over same periods in 2020

Sunrise, Florida, March 31st, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension” or the “Company”) (Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), today announced a preview of its financial results for the fourth quarter and full year ended December 31st, 2021.

Nano Dimension reported audited consolidated revenues of $7.5 million for the fourth quarter ended December 31st, 2021, a 280% increase over the fourth quarter of 2020 and 460% increase over the third quarter of 2021. Revenues for the full year ended December 31st, 2021, were $10.5 million, an increase of 209% over full year 2020. Consolidated cash and deposits balances as of December 31st, 2021, were approximately $1,355,000,000.

Moreover, the fourth quarter of 2021 revenue run-rate indicates an expected growth of approximately 200% in full year 2022 over 2021. If this occurs, the Company will perform ahead of its own expectations, by growing revenue over 10 times from 2020 to 2022, assuming no critical changes in world economy resulting from current international affairs and/or other factors.

CEO MESSAGE TO SHAREHOLDERS:

The following message to you, our loyal shareholders, will be a summary of the status of your company, reflecting backwards and projecting forward. In short form, what is expressed below are facts about the recent year as well as the vision and corporate culture of Nano Dimension. All management and over 450 loyal and talented teams, (all of whom are shareholders of our company), are sharing it with you:

●	We are on, even ahead, of plan. The numbers, and not only them, are telling the story.
●	Growth might not be linear, but we will continue to grow steadily, while and by continuous buildup, expansion, and innovation.
●	We will continue to demonstrate creativity not just in technology but also with expansion of our business model and implementation strategy thereof, aiming to create more value for you.
●	We are committed to show results, and those will eventually be manifested in stock price.

When we have raised money during 2020-2021, we have presented the vision of Nano Dimension to dozens institutional investors, many of which became our shareholders based on that. With our investors and shareholders’ support we are now in a process of fulfilling this goal: To transform Additive Manufacturing electronics & adjacent Additive Manufacturing sectors into an environmentally friendly & economically efficient additive manufacturing Industry 4.0 – enabling a one production-step-conversion of digital designs into functioning mechanical & electronic devices, On Demand, anytime, anywhere.

Our planned mission for achieving this vision is to build an ecofriendly and intelligent distributed secured network of additive manufacturing self-learning and self-improving machines, which will deliver a superior ROI to their owners as well as to Nano Dimension shareholders and other stakeholders.

In the occasions of raising the necessary capital to enable the future achievement of the above, as well as many other 1x1 and 1xMany presentations to potential shareholders over the last 18 months, I have repeatedly expressed the following, as it relates to Nano Dimension’s growth profile and investment model:

●	Nano Dimension has an investment model similar to BioTech’s growth curve without its downsides (regulatory approval and possible total failure). Nano Dimension has planned a long-range event horizon that will stretch without projectable short term quarterly and yearly financial results until reaching certain consecutive development milestones. We are ahead of this curve. Financial results are already emerging.
●	We believe that revenue will continue to grow, yet may be sometimes erratic, and interim increased value will be based on achieving certain technology breakthroughs and reaching specifications.
●	Nano Dimension, unlike BioTech companies, is not subject to regulatory approval. Our turning points are subject to reaching materials’ development performance goals which we set for ourselves as guidelines, based on our customer needs and industry standards.
●	Our downside is not dramatically risky, as we already have hundreds of customers and proof of concepts of machines, AI/deep learning software, and materials.
●	Nano Dimension will not need to raise more money to achieve its development goals, hence minimal to no dilution is expected.
●	Hence, whomever is expecting gradual growth of revenue and earnings on a quarterly basis should not invest in Nano Dimension. Only if the attention span and investment horizon is longer, will shareholders of Nano Dimension be satisfied from a unique and highly attractive rate of return by the eventual unique value creation.

Yet, we have grown our revenue by 209% from 2020 to 2021 and our run-rate in the fourth quarter of 2021 raises the hope for an approximately 200% growth in 2022 over 2021. (Already in the fourth quarter of 2021 we reported revenue of $7.5M, a 280% increase over the fourth quarter of 2020 and a 460% increase over the third quarter of 2021). This is very encouraging, yet it should not create expectations that our growth curve will change overnight from being based on inflection and singularity points as we proceed to what we hope to be a multi-billion-dollar valuation in few very short years.

Speaking about expectations, hopes and disappointments, it behooves us to refer to the share price. While we cannot be sure, it may be affected by the following factors:

●	All of our comparable public Additive Manufacturing companies (over 10), including us, have lost 50%-60% of their stock value over the last 3-4 quarters.

●	Our current shareholders’ construct is made up of less than a hundred institutional investors (many of which we have spoken with personally and explained our vision, mission and growth model as above), and many dozens of thousands retail investors. While many of the members of the first group understand what to expect, the second group rarely speaks with us, and their expectations do not necessarily fit what is described above. That causes certain shareholders to lose faith and sell shares despite the growth, which is ahead of them, as their investment profile is based on short term risk-result profiles. This disables any exploitation of our growth opportunity as described above. We respect them as much as we respect any shareholder, but we are not always able to fulfil their short-term wishes. In turn, as they may oversell shares, the price goes down on relatively low trading volumes (which may indicate that it could be just a tiny, small percentage of our shareholders that cause the share price to slide down).
●	We are in a fortunate position, thanks to our shareholders’ support and trust, to be well financed with over $1.35 billion in cash. We do not see ourselves in a need to raise more capital for operations in the foreseeable future. Hence, dilution to the present shareholders is not expected, barring unforeseen circumstances. This is, of course, good news for all of us.

On the other side of this state of affairs, as per above, looms the natural question: How do we intend to apply the capital we have, and at what pace, in order to increase the value of the company. I will answer this question by stating what we intend to do and what we intend not to do:

●	We intend to:

Use the capital in the next few years, at a rate of dozens of millions of dollars per annum or more, for major investment in advancing our R&D efforts to create unprecedent technological competitive edges and barriers to entry in the fields of Industry 4.0, Digital industry and Additive Manufacturing.

●	We intend to:

Continue to use the capital for selected synergistic acquisitions planned to be immediately accretive to revenue and eventually accretive to EBITDA and earnings per share. (Incidentally, we have performed 4 acquisitions already between April and January 2022).

●	We intend to:

Continue to use the capital for expansion of our marketing and go-to-market network and integrate our present and future acquisitions into the expanding international distribution channel grid.

●	We do not intend to:

Rush into M&A transaction because the “cash is burning a hole in our pocket” and enter non-synergetic and/or non-accretive acquisitions by paying too much too early. This will stand even if it takes much longer to perform the right transactions. Incidentally, the prices are already going down, which is a very good sign for a patient organization with ample capital, like Nano Dimension.

●	We do not intend to:

Use the capital raised from our present and past shareholders to buy our stocks in the open market from the same or other shareholders, at a discount on the prices which they have paid, or even otherwise. Nano Dimension is not in the stock-trading business. Until we shall generate positive cash and decide that we have more cash than we need to build the business and create the expected value through that – we plan to use the capital for what we have raised it for. At a later stage, when we have the business on the right footing, generating more cash than is needed for operations on an ongoing basis – we shall reevaluate this policy.

“In summary”, Mr. Stern concluded, “As many experienced investors know, the role of the company is to focus on adding value in an accelerated pace as possible. We believe that the manifestation of that will “float up” and will be expressed in the stock price sooner or later. As we have written to you lately, by now we already see the early signs of our three business development pillars (synergetic mergers and acquisitions, accelerated research and development, and revolution in go-to-market efforts) as they start to converge and to fuel a mutually accelerated scalable growth. The companies we have acquired as well as future potential M&A targets are analyzed based on their ability to drive R&D efforts in ways not otherwise possible. Additionally, they are chosen based on their expected amalgamation with the marketing channels of the products we develop, contributing to the market presence we need to maximize our success. In parallel, we have planned and are currently executing and hoping to surpass any present solutions for “robotic brains” in manufacturing, material technologies and 3D-printing performance. Those, in turn, are aimed to create an industrially disruptive set of inflection points. While, as usual, there is no guaranty for the timing thereof, these milestones will hopefully cause an increase of value by step functions and create an exceptional time-weighted return on investment for all of our long-term investors.”

Fourth Quarter 2021 Financial Results

●	Total revenues for the fourth quarter of 2021 were $7,531,000, compared to $1,340,000 in the third quarter of 2021, and $1,971,000 in the fourth quarter of 2020. The increase is attributed mostly to the consolidation of Essemtec, which we purchased in November 2021, and contributed to the revenues.

●	Research and development (R&D) expenses for the fourth quarter of 2021 were $15,099,000, compared to $13,726,000 in the third quarter of 2021, and $3,725,000 in the fourth quarter of 2020. The increase resulted primarily from an increase in payroll and related expenses due to more research and development resources, as well as an increase in share-based payments expenses.

●	Sales and marketing (S&M) expenses for the fourth quarter of 2021 were $7,690,000, compared to $6,301,000 in the third quarter of 2021, and $2,373,000 in the fourth quarter of 2020. The increase resulted primarily from an increase in payroll and related expenses. During 2021, we decided to invest resources in sales and marketing activities, thus we increased the number of our sales and marketing personnel.

●	General and administrative (G&A) expenses for the fourth quarter of 2021 were $6,470,000, compared to $4,843,000 in the third quarter of 2021, and $3,539,000 in the fourth quarter of 2020. The increase resulted primarily from increase in professional services such as legal and accounting.

●	Impairment losses for the fourth quarter of 2021 were $140,290,000. During 2021, there was a decline in our share price, such that as of December 31, 2021, the fair value of the Company, which is based on the share price, is lower than its book value of equity. Hence, the Company checked the value of our CGUs to which goodwill is allocated. Given the recoverable amount of the said CGUs, determined on the basis of the value in use of the units, the goodwill, intangibles and property, plant and equipment relating to the groups of the said cash-generating units was reduced by approximately $140 million.

●	Net loss for the fourth quarter of 2021 was $159,624,000, or $0.62 per share, compared to $18,237,000, or $0.07 per share, in the third quarter of 2021, and $17,439,000, or $0.20 per share, in the fourth quarter of 2020.

Year Ended December 31st, 2021 Financial Results

●	Total revenues for the year ended December 31, 2021, were $10,493,000, compared to $3,399,000 in the year ended December 31, 2020. The increase is attributed mostly to the consolidation of Essemtec, which we purchased in November 2021, and contributed to the revenues.

●	R&D expenses for the year ended December 31, 2021, were $41,686,000, compared to $9,878,000 in the year ended December 31, 2020. The increase resulted primarily from an increase in payroll and related expenses due to more research and development resources, as well as an increase in share-based payments expenses.

●	S&M expenses for the year ended December 31, 2021, were $22,713,000, compared to $6,597,000 in the year ended December 31, 2020. The increase resulted primarily from an increase in payroll and related expenses. During 2021, we decided to invest increased resources in sales and marketing activities, thus we increased the number of our sales and marketing personnel.

●	G&A expenses for the year ended December 31, 2021, were $19,644,000, compared to $20,287,000 in the year ended December 31, 2020. The increase resulted primarily from an increase in payroll and related expenses and increase in professional services such as legal and accounting.

●	Impairment losses for the year ended December 31, 2021, were $140,290,000. During 2021, there was a decline in our share price, such that as of December 31, 2021, the fair value of the Company, which is based on the share price, is lower than its book value of equity. Hence, the Company checked the value of our CGUs to which goodwill is allocated. Given the recoverable amount of the said CGUs, determined on the basis of the value in use of the units, the goodwill, intangibles and property, plant and equipment relating to the groups of the said cash-generating units was reduced by approximately $140 million.

●	Net loss for the year ended December 31, 2021, was $200,777,000, or $0.81 per share, compared to $48,494,000 or $1.13 per share, in the year ended December 31, 2020.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short and long-term bank deposits, totaled $1,355,595,000 as of December 31, 2021, compared to $670,934,000 as of December 31, 2020. The increase compared to December 31, 2020, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares, less cash used in operations and investing activities, during the year ended December 31, 2021.

●	Total equity totaled $1,344,231,000 as of December 31, 2021, compared to $667,116,000 as of December 31, 2020.

Conference call information

The Company will host a conference call to discuss these financial results today, March 31, 2021, at 9:00 a.m. EDT (4:00 p.m. IDT). U.S. Dial-in Number: 1-866-744-5399, Israel Dial-in Number: 972-3-9180692. Webcast link: https://veidan.activetrail.biz/nanodimensionq4-2021. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and- presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on-demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an eco-friendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly IV® system serves cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly IV®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its preliminary financial results for the fourth quarter ended December 31, 2021, and full year ended December 31, 2021, its expected revenue run-rate for the full year ending December 31, 2022, its ability to stay on or ahead of plan and its ability to create value for shareholders and other stakeholders and have the Company’s results show in its share price, its expected uses of capital, its expectation of minimal to no dilution and its expectations regarding future valuation.. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	December 31,
	2021	2020
(In thousands of USD)
Assets
Cash and cash equivalents	853,626	585,338
Bank deposits	437,598	85,596
Restricted deposits	148	62
Trade receivables	3,422	713
Other receivables	5,902	1,126
Inventory	11,199	3,314
Total current assets	1,311,895	676,149

Bank deposits	64,371	-
Restricted deposits	501	406
Deferred tax	1,007	-
Property plant and equipment, net	7,690	5,092
Right of use asset	4,491	3,169
Intangible assets	-	4,440
Total non-current assets	78,060	13,107
Total assets	1,389,955	689,256

Liabilities
Trade payables	2,833	776
Other payables	13,836	5,910
Financial derivatives	14,910	-
Current portion of other long-term liability	417	-
Total current liabilities	31,996	6,686

Liability in respect of government grants	1,560	850
Employee benefits	4,145	-
Lease liability	3,336	2,618
Deferred tax liabilities	236	-
Liability in respect of warrants and rights of purchase	3,347	11,986
Other long-term liabilities	1,104	-
Total non-current liabilities	13,728	15,454
Total liabilities	45,724	22,140

Equity
Non-controlling interests	875	-
Share capital	386,665	257,225
Share premium and capital reserves	1,266,027	518,426
Treasury shares	(1,509)	(1,509)
Presentation currency translation reserve	1,407	1,431
Accumulated loss	(309,234)	(108,457)
Equity attributable to owners of the company	1,343,356	667,116
Total equity	1,344,231	667,116
Total liabilities and equity	1,389,955	689,256

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Year Ended December 31,		For the Three-Month Period Ended December 31,
	2021	2020	2021	2020

Revenues	10,493	3,399	7,531	1,971

Cost of revenues	5,730	1,563	4,350	673

Cost of revenues - amortization of intangible	3,641	771	2,869	192

Total cost of revenues	9,371	2,334	7,219	865

Gross profit (loss)	1,122	1,065	312	1,106

Research and development expenses, net	41,686	9,878	15,099	3,725

Sales and marketing expenses	22,713	6,597	7,690	2,373

General and administrative expenses	19,644	20,287	6,470	3,539

Impairment losses	140,290	-	140,290	-

Operating loss	(223,211)	(35,697)	(169,237)	(8,531)

Finance income	17,909	446	5,326	275

Finance expense	428	13,243	-	9,183

Total comprehensive loss	(205,730)	(48,494)	(163,911)	(17,439)

Taxes on income	4,906	-	4,258	-

Total comprehensive loss after tax	(200,824)	(48,494)	(159,653)	(17,439)

Total comprehensive loss attributable to:

Non-controlling interests	(47)	-	(29)	-

Owners of the Company	(200,777)	(48,494)	(159,624)	(17,439)

Basic loss per share (USD)	(0.81)	(1.13)	(0.62)	(0.20)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	(46)	-	(46)	-
Total comprehensive loss for the year	(200,870)	(48,494)	(159,699)	(17,439)
Comprehensive loss attributable to Non-controlling interests	(69)	-	(51)	-
Comprehensive loss attributable to Owners of the Company	(200,801)	(48,494)	159,648	(17,439)

 Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Attributable to owners of the Company
	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity

For the year ended December 31, 2021:
Balance as of January 1, 2021	257,225	518,426	(1,509)	1,431	(108,457)	667,116	-	667,116
Issuance of ordinary shares, net	114,024	682,322	-	-	-	796,346	-	796,346
Exercise of warrants and options	6,219	(3,176)	-	-	-	3,043	-	3,043
Share-based payments	-	38,933	-	-	-	38,933	-	38,933
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	944	944
Share issuance as part of business combination	9,197	29,522	-	-	-	38,719	-	38,719
Other comprehensive loss for the year	-	-	-	(24)	-	(24)	(22)	(46)

Net loss	-	-	-	-	(200,777)	(200,777)	(47)	(200,824)
Balance as of December 31, 2021	386,665	1,266,027	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231

For the three months ended December 31, 2021:
Balance as of October 1, 2021	386,372	1,257,980	(1,509)	1,431	(149,610)	1,494,664	572	1,495,236
Exercise of options	293	(232)	-	-	-	61	-	61
Share-based payments	-	8,279	-	-	-	8,279	-	8,279
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	354	354
Other comprehensive loss for the year	-	-	-	(24)	-	(24)	(22)	(46)
Net loss	-	-	-	-	(159,624)	(159,624)	(29)	(159,653)
Balance as of December 31, 2021	386,665	1,266,027	(1509)	1,407	(309,234)	1,343,356	875	1,344,231